MDS Extends Cash Tender Offer for All Outstanding Shares of Molecular Devices Corporation

Toronto, Canada, March 14, 2007 - MDS Inc. (NYSE:MDZ; TSX: MDS), a leading provider of products and services to the global life sciences markets, announced today that the initial expiration date for the cash tender offer for outstanding shares of Molecular Devices Corporation by MDS’s wholly-owned subsidiary Monument Acquisition Corp., has been extended until 5:00 pm EDT on March 19, 2007, unless further extended. The offer has been extended because certain foreign regulatory conditions necessary to complete the pending acquisition, which are in process, have not yet been satisfied. The Hart Scott Rodino pre-merger waiting period has been satisfied and MDS continues to expect the transaction to close within the next several weeks.

On January 29, 2007, MDS Inc. announced that it had signed an agreement to acquire Molecular Devices Corporation. On February 13, 2007, MDS initiated a recommended cash tender offer for all outstanding common shares, par value $0.001 of Molecular Devices at $35.50 per share, net to the seller in cash, without interest.

MDS also announced today that approximately 14,450,615 shares of Molecular Devices had been validly tendered and not validly withdrawn as of midnight EDT on March 13, 2007, representing approximately 87% of currently issued and outstanding shares, or 76% of the outstanding shares of Molecular Devices determined on a fully diluted basis including any unvested stock options that would vest by their terms (assuming continued services) on or before June 30, 2007, but disregarding any other unvested stock options and other unvested rights to acquire shares.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,600 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

About Molecular Devices Corporation

Molecular Devices Corporation is a leading supplier of high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and parallel chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, molecular and cell biology, and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.

For further information contact:

Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com

Legal Statements

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer is being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated February 13, 2007, as amended, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Molecular Devices should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer. Investors and stockholders of Molecular Devices may obtain these and other documents filed by MDS, the Purchaser and Molecular Devices for free from the SEC’s web site at http://www.sec.gov.

Disclaimers

This press release contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, if the transaction is consummated, there will be risks and uncertainties related to MDS’ ability to successfully integrate the two companies. MDS’ and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices, the development of new products, the degree of market penetration of the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time. Molecular Devices and MDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.